SECU[RITIES AND EXCHANGE COMMISSION]
19010319

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SEC FILE NUMBER
8-52074

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Midwestern Securities Trading Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

235 Everett Street, P.O. Box 2528
(No. and Street)

East Peoria	Illinois	61611
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nathan White 309-699-6786
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas Faust, CPA
(Name – *if individual, state last, first, middle name*)

174 Coldbrook Ct.	Lafayette	Indiana	47909
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

RMS ✓

OATH OR AFFIRMATION

I, Nathan White, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Midwestern Securities Trading Company, LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JUSTIN MIKENAS
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
September 14, 2022

Notary Public

Signature

CFO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**

Midwestern Securities Trading, Company, LLC

Report on Audit of Financial Statements

December 31, 2018

THOMAS FAUST, CPA
Certified Public Accountant

MIDWESTERN SECURITIES TRADING COMPANY, LLC
TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

Financial Statements:

- Statement of Financial Condition
- Statement of Income
- Statement of Changes in Members' Equity
- Statement of Changes in Liabilities Subordinated to Claims of General Creditors
- Statement of Cash Flows
- Notes to the Financial Statements

Computation of Net Capital Requirements - Schedules I and II

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

Broker-Dealer's Exemption Report

Report of Independent Registered Public Accounting Firm

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-427-4534 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Members
Midwestern Securities Trading Company, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Midwestern Securities Trading Company, LLC, as of December 31, 2018, the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material aspects, the financial position of Midwestern Securities Trading Company, LLC as of December 31, 2018 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Midwestern Securities Trading Company, LLC's management. My responsibility is to express an opinion on Midwestern Securities Trading Company, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Midwestern Securities Trading Company, LLC in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule of Computation of Net Capital Requirements Under SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Midwestern Securities Trading Company, LLC's financial statements. The supplemental information is the responsibility of Midwestern Securities Trading Company, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule of Computation of Net Capital Requirement Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Thomas Faust, CPA

I have served as the Company's auditor since 2018.

Lafayette, Indiana
March 13, 2019

MIDWESTERN SECURITIES TRADING COMPANY, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018

		2018
ASSETS		
ASSETS		
Cash and cash equivalents	$	270,705
Marketable investments		90,803
Receivables from clearing organizations		80,755
Prepaid expenses		20,794
TOTAL CURRENT ASSETS		463,057
PROPERTY AND EQUIPMENT		
Property and equipment, net of accumulated depreciation of $117,961		64,163
OTHER ASSETS		
Goodwill		2,696,653
		3,223,873
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Current maturities of long-term obligations		37,064
Commissions payable		74,728
Accounts payable		4,307
Accrued expenses		(273)
		115,826
LONG-TERM OBLIGATIONS		
Contract payable, less current maturities		2,697,097
TOTAL LIABILITIES		2,812,923
MEMBERS' EQUITY		410,950
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	3,223,873

MIDWESTERN SECURITIES TRADING COMPANY, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2018

	2018
REVENUES	
Advisory fees	$ 4,599,373
Other commissions and fee income	2,416,024
Net unrealized gain on marketable investments	(3,407)
Interest	2,474
TOTAL REVENUE	7,014,464
EXPENSES	
Personnel expense	825,840
Commissions	4,187,101
Clearing charges	1,124,092
Other expenses	723,235
TOTAL EXPENSES	6,860,268
NET INCOME	$ 154,196

MIDWESTERN SECURITIES TRADING COMPANY, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

	2018
MEMBERS' EQUITY AT BEGINNING OF YEAR	$ 257,084
Net income (loss)	154,196
Contributions	-
Distributions	(330)
Repurchase Partnership Units	-
MEMBERS' EQUITY AT END OF YEAR	$ 410,950

MIDWESTERN SECURITIES TRADING COMPANY, LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2018

	2018
BALANCE AT BEGINNING OF YEAR	$ 2,770,020
Debt incurred	-
Payments on Debt	(35,859)
BALANCE AT END OF YEAR	$ 2,734,161

MIDWESTERN SECURITIES TRADING COMPANY, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

	2018
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ 154,196
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Depreciation	19,636
Net unrealized gain (loss) on marketable investments	3,407
(Increase) decrease in operating assets	
Marketable investments	4,642
Receivables from clearing organizations	1,336
Prepaid expenses	10,136
Increase (decrease) in operating liabilities	
Commissions payable	(55,051)
Accounts payable	(9,397)
Accrued expenses	(864)
Net cash provided by (used in) operating activities	128,041
CASH FLOWS FROM INVESTING ACTIVITIES	
Acquisitions of property and equipment	(20,876)
Net cash used in investing activities	(20,876)
CASH FLOWS FROM FINANCING ACTIVITIES	
Payments on long-term obligations	(35,859)
Distributions to members	(330)
Net cash used in financing activities	(36,189)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	70,976
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	199,729
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 270,705

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations— The Company is a referring broker-dealer in securities registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. As a referring broker- dealer, the Company executes securities transactions but does not carry securities accounts for customers or perform custodial functions related to customer accounts. The Company therefore claims an exemption from SEC Rule 15c3-3 under Section (k)(2)(i) and (k)(2)(ii).

b. Cash and Cash Equivalents— The Company considers money market funds and deposits with clearing organization to be cash equivalents. Cash equivalent funds not covered by depository insurance amounted to $0 at December 31, 2018.

c. Revenue Recognition—The Firm earns wealth management and investment brokerage fees from its contracts with customers to manage assets for investment, and or to transact on their accounts. These fees are primarily earned over time as the Firm provides the contracted quarterly services and are generally assessed based on an agreed upon rate of the market value of the assets under management. Fees that are transaction based are recognized at the point in time that the transaction is executed.

   In May 2014, FASB issued ASU 2014-09, Revenue from Contracts and Customers: Topic 606 to supersede nearly all existing revenue recognition guidance under GAAP. The Firm has performed an assessment of its revenue contracts and has not identified any material changes to the timing or amount of its recognition under ASU 2014-09. The principles of revenue recognition from ASU 2014-09 are largely consistent with the current practices of the Firm.

d. Marketable Investments— Marketable investments consist of mutual funds which include marketable equity securities, bonds and cash. The Company accounts for its marketable investments as "trading securities" which are measured at fair value in the statement of financial condition. When quoted market prices are not available other methods are utilized to estimate fair value as described in Note 6. Investment income (including realized and unrealized gains and losses on investments, interest and dividends) are reported as increases and decreased in the statement of income and members' equity.

e. Receivables from Clearing Organizations— The allowance for doubtful accounts is established as losses are estimated to have occurred through a provision for bad debts charged to earnings. Losses are charged against the allowance when management believes the uncollectibility of a receivable is confirmed. Subsequent recoveries, if any, are credited to the allowance. The allowance for doubtful accounts is evaluated on a regular basis by management and is based on historical experience and specifically identified questionable receivables. The evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. At December 31, 2018, no allowance for future bad debts has been established as it is management's opinion that losses, if incurred, would not materially affect the financial statements.

f. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

g. Property and Equipment— Property and equipment, consisting of furniture, equipment, and leasehold improvements, are carried at cost, less accumulated depreciation. Depreciation is computed by the straight-line and accelerated methods over useful lives of five to fifteen years.

h. Income Taxes— The Company became an LLC on January 1, 2000, and is taxed as a partnership. The partners or "members" of the LLC will be taxed on the earnings at the individual level and as a result there is no provision for income taxes presented in the financial statements. The Company files income tax returns in the U.S. federal and State of Illinois jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for years before 2012.

i. Subsequent Events-- The Company has evaluated subsequent events through March 13, 2019, the date the financial statements were available to be issued.

NOTE 2: DEPOSITS WITH CLEARING ORGANIZATION

Included in cash and cash equivalents, the Company has a deposit with a clearing organization of $50,000 at December 31, 2018.

NOTE 3: RELATED PARTY TRANSCTIONS

The Company is related to Michael Graham Properties by common ownership. The Company rents office space from this related party. The lease is paid on a month-to-month basis. Rents in 2018 amounted to approximately $5,333 per month. Pursuant to the lease, the Company also pays 50 percent of all utilities, garbage, custodial, lawn care, real estate taxes, repair and maintenance costs, phone bills, and office supplies. Rent expense amounted to $68,800 for the year ended December 31, 2018.

NOTE 4: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule l5c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had adjusted net capital of $349,837, which was $299,837 in excess of its required net capital of $50,000.

NOTE 5: RETIREMENT PLAN

The Company has a 401(k) retirement plan which covers employees that meet specific earnings requirements. The Company matches the employee's contribution up to 4% of his or her compensation for the year. The Company's contribution expense for the year ended December 31, 2018, was $12,514.

NOTE 6: FAIR VALUE MEASUREMENTS

FASB ASC 820-10, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (level 3 measurements).

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2018, from prior year.

Mutual funds: composed of bonds, debt/equity securities, and other similar instruments and valued daily based on a publicly-quoted price in an active market.

NOTE 6: FAIR VALUE MEASUREMENTS (continued)

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2018:

	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Marketable Investments	$90,803	$ 90,803	$ -	$ -

NOTE 7: LONG-TERM OBLIGATIONS AND GOODWILL

The Firm entered into a long-term contract payable to the trust of a former member for the purchase of his equity in the Firm in the amount of $2,790,360. Monthly payments of $10,810 including interest at 3.42% began on June 1, 2017 and continue through 2056. This obligation is subordinate to any other creditor's claims.

Future obligations under this contract are as follows:

2019- $37,064; 2020- $38,348; 2021- $39,676; 2022- $41,050; 2023-$42,472
Thereafter- $2,535,551

The purchase price included goodwill of $2,737,600. This is considered an indefinite-lived asset and therefore not amortized. As of December 31, 2018, it was determined that there has been no impairment of the goodwill as recorded at the time of the purchase.

MIDWESTERN SECURITIES TRADING COMPANY, LLC
COMPUTATION OF NET CAPITAL REQUIREMENTS
AS OF DECEMBER 31, 2018
SCHEDULE I

COMPUTATION OF NET CAPITAL

Total ownership equity from Statement of Financial Condition	$	410,950
plus liabilities subordinated to claims of general creditors		2,734,161
less nonallowable assets from Statement of Financial Condition		(2,781,610)
Net capital before haircuts on securities positions		363,501
Haircuts on securities		(13,664)
Net Capital	$	349,837
Aggregate Indebtedness	$	78,762
Net capital required based on aggregate indebtedness (6-2/3%)		5,251

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum dollar net capital requirement of reporting broker or dealer		50,000
Excess Net Capital	$	344,586

COMPUTATION OF AGGREGATE REQUIREMENTS

(A) - 10% of total aggregate indebteness		7,876
(B) - 120% of minimum net capital requirement		60,000
Net Capital less the greater of (A) or (B)	$	341,961
Percentage of Aggregate Indebtedness to Net Capital		22.51%

FOCUS PART IIA FILING RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL

At December 31, 2018, there were no material differences between audited net capital, above and net capital as reported in the Firm's Part II (unaudited) FOCUS report.

MIDWESTERN SECURITIES TRADING COMPANY, LLC
COMPUTATION FOR DETERMINATION OR RESERVE REQUIREMENT UNDER RULE 15C3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-1

AS OF DECEMBER 31, 2018

SCHEDULE II

SCHEDULE II: COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15C3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15C3-1

Midwestern Securities Trading Company, LLC is exempt from the computation of determination of the reserve requirements under provisions of Rule 15c3-3 sub paragraph (k)(2)(i) and (k)(2)(ii).

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-427-4534 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

The Members
Midwestern Securities Trading Company, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with SIPC Series 600 Rules, I have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2018, which were agreed to by Midwestern Securities Trading Company, LLC and SIPC, Securities and Exchange Commission, and Financial Industry Regulatory Authority, Inc., solely to assist you and the other specified parties in evaluating Midwestern Securities Trading Company, LLC's compliance with the applicable instructions of Form SIPC-7. Midwestern Securities Trading Company, LLC's management is responsible for Midwestern Securities Trading Company, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed, and my findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2018 with the amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Thomas Faust, CPA
Lafayette, Indiana
March 13, 2019

Midwestern Securities Trading Company, LLC
Broker Dealer Exemption Report

SEC RULE 15C3-3
December 31, 2018

THOMAS FAUST, CPA
Certified Public Accountant

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-427-4534 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Members
Midwestern Securities Trading Company, LLC

I have reviewed management's statements, included in the accompanying Exemption report of Broker and Dealers, in which Midwestern Securities Trading Company, LLC, identified the following provisions 17 C.F.R. § 15c3-3(k) under which the Firm claimed an exemption from 17 C.F.R. §2 4 0.15c3-3: (2) (ii) and (2) (i), and Midwestern Securities Trading Company, LLC stated that Midwestern Securities Trading Company, LLC has met the exemption provisions throughout the fiscal year ending December 31, 2018, and will continue to do so unless it amends its membership application with FINRA. Midwestern Securities Trading Company, LLC's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (ii) and (k) (2) (i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Thomas Faust, CPA
Lafayette, Indiana
March 13, 2019

mstc
Midwestern Securities Trading Company, LLC

Main Office
300 E. Washington St., Suite 3
P.O. Box 2528
East Peoria, IL 61611

Business Development Campus
235 Everett St.
P.O. Box 2528
East Peoria, IL 61611

Phone: 309-699-6786 • 1-800-732-8601 • Fax: 309-699-7498

EXEMPTION STATEMENT

Date: March 13, 2019

RE: SEC Rule 15c3-3

To: SEC, FINRA, and other SROs

Midwestern Securities Trading Company, LLC (MSTC) [CRD# 101080 & SEC file 8-52074] is a $50,000.00 minimum net capital firm. MSTC is a noncarrying, nonclearing firm and claims its exemption pursuant to 15c3-3(k)(2)(ii) and (k)(2)(i). MSTC introduces accounts on a fully disclosed basis to National Financial Services, LLC (NFS) [CRD# 13041 & SEC file 8-26740]. MSTC has met the exemption provisions throughout the fiscal year ending December 31, 2018 and will continue to do so unless it amends its membership application with FINRA.

Nathan White, AIF

Chief Financial Officer, Chief Compliance Officer

E-Mail: info@midwesternsecurities.com www.midwesternsecurities.com

FINRA
Financial Industry Regulatory Authority

February 26, 2019

Nathan White
Chief Financial Officer
Midwestern Securities Trading Company, LLC
300 E. Washington Street, Suite 3 P.O. Box 2528
East Peoria, IL 61611

RE: Midwestern Securities Trading Company, LLC and 2018 Annual Audit Report

Dear Mr. White:

In reply to your letter dated February 25, 2019, please be advised that your request for an extension of time in which to file the required annual audited financial report as of December 31, 2018 pursuant to Securities Exchange Act Rule 17a-5, has been given due consideration and is hereby granted.

This extension of 10 business-days is granted based upon the representations made by your organization and by your outside independent auditors. If the information provided to us is no longer accurate, we expect to be notified immediately.

Please be aware that failure to file the annual audited financial report on or before **March 15, 2019** could result in the assessment of a late filing fee of $100 per day for up to ten days and may result in other regulatory or disciplinary action.

Regards,

Shan Cinnamon
Managing Coordinator

SEC
Mail Processing
Section
MAR 18 2019
Washington DC
413

cc: SEC Chicago District Office
email: chicago @SEC.gov

cc: Ian Combs
email: ian.combs@finra.org

Almira Musovic
email: almira.musovic@finra.org